 WILLKIE FARR & GALLAGHER llp
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VIA EDGAR

May 26, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:       Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited Form 20-F for the Fiscal Year Ended December 31, 2009 File No. 000-16174

Dear Mr. Rosenberg:

I refer to your letter dated May 17, 2010 to Eyal Desheh, Chief Financial Officer of Teva Pharmaceutical Industries Limited, regarding Teva’s Form 20-F for the Fiscal Year Ended December 31, 2009.  Teva is actively working on its responses to the comments of the Staff raised in the letter and expects to submit its responses in early June.

Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:       Don Abbott (SEC)
Frank Wyman (SEC)
Eyal Desheh (Teva)
Richard S. Egosi (Teva)
Peter H. Jakes (Willkie)

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